25435 Harvard Road
Beachwood, OH 44122
Tel:    216-682-7000
Fax:    216-453-0102
www.omnova.com

September 21, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:     Terrance O’Brien
Branch Chief

Pamela Long
Assistant Director

Edward Kelly
Staff Attorney

Re:    OMNOVA Solutions Inc.
Form 10-K for Fiscal Year Ended November 30, 2016
Filed February 1, 2017
File No. 1-15147

Dear Mr. O’Brien:

This letter confirms our discussion with you on Thursday, September 21, 2017, in which OMNOVA Solutions Inc. was granted additional time to respond to the comments set forth in the Staff’s letter dated September 15, 2017. As discussed, we intend to provide our responses to you on or before Monday, October 16, 2017.

We appreciate the Staff’s willingness to accommodate our request. Please contact me at 216-682-7185, Mickey McMillan, Chief Accounting Officer, at 216-682-7018, or Frank Esposito, Assistant General Counsel & Corporate Secretary, at 216-682-7134 if you have any questions.

Sincerely,

/s/ Paul F. DeSantis
Paul F. DeSantis
Senior Vice President, Chief Financial Officer;
Treasurer